UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For May 16, 2007



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated May 16, 2007  -  Result of AGM


RESULTS OF ANNUAL GENERAL MEETING

Bunzl plc confirms that all resolutions proposed at the Annual General Meeting held on 16 May 2007 were duly passed by shareholders.

The AGM voting results are as follows:-



Company Name:                                           Bunzl plc
Meeting Date:                                           16 May 2007
Number of cards (shareholders) at meeting date:         5,930
Issued share capital at meeting date:                   336,852,166 plus 12,490,000 shares held as
treasury shares.
Number of votes per share:                              1
Meeting type AGM/EGM:                                   AGM




Resolution (No. as     Total Valid      Shares For   Shares          Shares Against   Shares Marked   Poll Yes/No
noted on proxy form)   Proxies Received              Discretionary                    As Votes
                                                                                      Withheld

1. Adoption of
accounts               246,851,249       244,732,503   94,018        2,024,728        227,737         No

2. Declaration
of finaldividend       247,078,916       246,984,489   94,018              409             70         No

3. Re-appointment
of Mr J F Harris
as a director          247,069,828       246,579,700   100,863         389,265          9,158         No

4. Re-appointment
of Mr M J Roney
as a director          245,259,979       243,218,815   103,351       1,937,813        819,007         No

5. Re-appointment
and remuneration
of auditors            239,588,919       236,147,236    99,478       3,342,205      7,490,067         No

6. Approval of
remuneration
report                 245,555,414       239,149,090    97,978       6,308,346      1,523,572         No

7. Authority
to allot
shares                 247,076,420       246,869,857    96,327         110,236          2,566         No

8. Authority
to allot
shares for
cash                   247,074,655       246,902,764    97,319          74,572          4,331         No

9. Authority
for the
Company to
purchase its
own shares             247,076,013       242,489,259    96,814       4,489,940          2,973         No

Paul Hussey
Company Secretary
16 May 2007





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  May 16, 2007                           By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer